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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15049813

SEC MAIL PROCESSING SECTION RECEIVED MAR 03 2015 WASH. D.C. 194

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67325

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Melville Island, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W. Jackson Blvd. Suite 1711
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Flynn 312-347-4700
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name - if individual, state last, first, middle name)

141 West Jackson Blvd. (Address) Chicago (City) IL (State) 60604 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

KW 3/14

OATH OR AFFIRMATION

I, Dennis Flynn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Melville Island, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
DONNA M DUGDALE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/10/17

Signature

Managing Member
Title

Notary Public

This report **contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath of Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Melville Island, LLC

(An Illinois Limited Liability Company)

Financial Statements

And Independent Audit Report

December 31, 2014

(Filed pursuant to SEC Rule 17a-5)

Melville Island, LLC
(An Illinois Limited Liability Company)
Index
December 31, 2014

Page

Report of Independent Auditor....1

Financial Statements

Statement of Financial Condition....2

Notes to Financial Statements....3-4

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 4105
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Melville Island, LLC

We have audited the accompanying statement of financial condition of Melville Island, LLC an Illinois Limited Liability Company as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Melville Island, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Melville Island, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Robert Cooper & Company CPA PC

Chicago, IL 60604

February 28, 2015

Melville Island, LLC
(an Illinois Limited Liability Company)
Statement of Financial Condition
As of December 31, 2014

Assets		
Cash and cash equivalents	$	22,557
Accounts receivable		750
Other		10,500
Other Assets		0
Total assets	$	33,807
Liabilities		
Accrued expenses payable	$	27,730
Other Liabilities		0
Total liabilities		27,730
Total Member' equity		6,077
Total liabilities and Member' equity	$	33,807

The accompanying note is an integral part of this statement

1. **Organization**

Melville Island, LLC (The "Company") an Illinois Limited Liability Company Act was formed on September 9, 2005. The Company was approved and began business as a Broker Dealer on October 11, 2006. The business of the Company is to engage in the matching of customers with other broker dealers for the executing of trades on organized exchanges in the United States for a fee. Melville Island, LLC is registered as a broker dealer with the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA). The firm does not receive directly or indirectly, or hold funds or securities, or owe funds or securities to, customers and does not carry accounts of, or for customers, nor trades for their own account.

2. **Significant Accounting Policies**

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company is engaged in a single line of business as a broker in which they receive commissions from their clients based on their introducing those clients to a third party registered broker dealer. The Company does not hold customer funds. Nor do they engage in proprietary trading.

Income Recognition

Commissions are recorded on a trade-date basis when earned.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Income Taxes

The Company is considered as a disregard entity by the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes. The member is responsible for reporting their pro rata share of the profits or losses on their tax returns.

The Company applies the provision of FASB ASC 740. Income Taxes, which provide guidance how uncertain tax positions should be recognized and measured, present and disclosed in the financial statements. The managing member has concluded there is no tax expense to be recorded by the Company.

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 829, Fair Value Measurements and Disclosures, includes a fair value hierarchy that prioritizes the inputs to valuation techniques use dot measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to

unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy from FASB ASC 820 are described as follows:

Level 1 Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3 Inputs that are unobservable.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. An investment's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by management. Management considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, provided by multiple, independent sources that are actively involved in the relevant market. The categorization of an investment within the hierarchy is based upon the pricing transparency of the investment and does not necessarily correspond to management's perceived risk of that investment.

Substantially all of the Company's investments have been classified within Level 1 as they have observable inputs and their values are based on quoted market prices in active markets.

Investments may be classified as Level 2 when market information becomes available, yet the investment is not traded in an active market and/or the investment is subject to transfer restrictions, or the valuation is adjusted to reflect illiquidity and/or non-transferability.

The Company only has level one assets held in cash.

4. NET CAPITAL REQUIREMENTS

As a registered FINRA broker-dealer, Melville Island, LLC is subject to the net capital requirements of the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1). Melville Island, LLC is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2014, had $(5,173) of net capital which was $(10,173) in deficit of the required minimum net capital. Early warning for net capital is $6,000.
The negative net capital was the result of additional accruals for SIPC payments, as soon as amount was confirmed as a payable, additional capital was immediately provided by the guaranteed member; however the deposit was made after December 31, 2014.

5. RELATED PARTIES

Certain administrative and organizational activities were performed by a related party at no cost to the Company. Those costs are not reimbursable to the related party; no other expense sharing agreement is in place. The other asset receivable is from the managing member for new capital.

6. SUBSEQUENT EVENTS

In May 2010, the FASB issued authoritative guidance on subsequent events. This guidance is intended to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The standard requires disclosure of the date through which the Company has evaluated subsequent events and whether that date represents the date the financial statements were issued or were available to be issued. Management has evaluated subsequent events through February 28, 2015, the date the financial statements were issued.